Exhibit 99.1

Swvl Announces FY 2025 Results; Revenue Up 41% to $24.2 million; Net Income $1.3 million; NDR of 128%; GCC Revenue Up 122%

Net income of $1.3M in FY 2025 versus net loss of $10.3M in FY 2024

Revenue grew by 41% to $24.2M; GCC revenue more than doubled (+122%)

Operating loss narrowed by 94% to $0.5M from $8.5M, approaching operating profitability

Recurring revenue increased to 84%; dollar-pegged revenue reached 33% of total revenue

Net Dollar Retention reached 128% across all markets in USD and sales backlog of $38.2M

Total equity returned to positive $2.9M

Dubai, United Arab Emirates, April 20, 2026 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”, and together with the Company’s subsidiaries, the “Group”) (NASDAQ: SWVL), a leading provider of technology-enabled mass mobility solutions for enterprises and governments, today announced its financial results for the fiscal year ended December 31, 2025 (“FY 2025”).

Swvl delivered a financial turnaround in FY 2025, with revenue growing by 41% to $24.2 million compared to fiscal year ended December 31, 2024 (“FY 2024”), profitability returning with net income of $1.3 million and positive shareholders’ equity. These financial results were driven by accelerating demand for enterprise mobility across Egypt and the Gulf Cooperation Council (“GCC”), disciplined cost management that reduced general and administrative expenses by 39.5% in FY 2025 in comparison to FY 2024, and a strategic shift toward higher-quality, recurring, and dollar-pegged revenue.

The scale of the improvement is reflected across certain major financial metrics. Net income increased by ~$11.6 million year-over-year, operating cash outflows narrowed by 42% to $2.1 million, working capital turned positive at $1.0 million, and total equity improved by $3.6 million. Swvl is also entering fiscal year 2026 (“FY 2026”) with a sales backlog of $38.2 million and net dollar retention of 128%.

FY 2025 Financial Highlights

●	Revenue: $24.2M, up 41% year-over-year from $17.2M
●	Net income: $1.3M vs net loss of $10.3M in FY 2024 (change of $11.6M)
●	Gross profit: $4.4M, up 21% from $3.6M
●	Operating loss narrowed 94% to $0.5M from $8.5M
●	GCC revenue: $8.0M, up 122% year-over-year from $3.6M
●	Egypt revenue: $16.2M, up 20% year-over-year from $13.5M
●	B2B revenue: $20.3M, up 56% year-over-year; 84% of total revenue
●	Recurring revenue: 84% of total (vs 75% of total in FY 2024)
●	Dollar-pegged revenue: 33% of total (vs 23% of total in FY 2024)

●	Net Dollar Retention: 128%
●	Sales backlog: $38.2M entering FY 2026
●	Operating expenses: $7.2M, down 36% from $11.2M
●	Total equity: positive $2.9M vs negative $0.7M in FY 2024
●	Cash and cash equivalents: $4.41M
Summary

(USD, in millions)	FY 2025	FY 2024	Change
Revenue	$24.2	$17.2	+41%
Gross Profit	$4.4	$3.6	+21%
Operating (loss)/income	-$0.49	-$8.4	-94%
Net income/(loss)	$1.3	-$10.3	+$11.6M
EPS (Basic)	$0.12	-$1.28
Total Equity	$2.9	-$0.7	+$3.6M
Cash flow used in operations	-$1.3	-$3.6	+62%
Cash and cash equivalents	$4.41	$4.96	-11%

Revenue Performance

Full year revenue increased in FY 2025 by 41% to ~$24.2 million compared to $17.2 million in FY 2024, marking a return to strong top-line growth. The acceleration was broad-based, with both Egypt and the GCC contributing meaningfully.

Business-to-business (“B2B”) revenue grew in FY 2025 by 56% to ~$20.3 million, representing 84% of total revenue, in comparison to 75% of the total revenue in FY 2024. The Company’s enterprise-first strategy is driving longer-duration contracts, higher average revenue per account, and more predictable revenue streams.

Business-to-consumer (“B2C”) revenue in FY 2025 was ~$3.9 million, declining by 8% compared to FY 2024, as the Company continued its strategic pivot toward enterprise clients.

Revenue Quality Metrics

Recurring Revenue: recurring revenue represented 84% of the total revenue in FY 2025, in comparison to 75% of the total revenue in FY 2024. Long-term enterprise contracts provided predictable cash flows and reduced the impact of seasonality.

Dollar-Pegged Revenue: dollar-pegged revenue represented 33% of total revenue, in comparison to 23% of the total revenue in FY 2024. Growth in the United Arab Emirates (“UAE”) and Saudi Arabia continues to shift the revenue base toward hard-currency earnings, while reducing foreign exchange risk.

Net Dollar Retention (“NDR”): NDR was 128%, indicating that existing customers expanded their spend with Swvl year-over-year. We view this metric as reflecting strong product-market fit and the Company’s ability to grow within its installed customer base without incremental acquisition costs.

Sales Backlog: Sales backlog was $38.2 million as of December 31, 2025, comprising $18.4 million in contracted revenue and $19.8 million in expected renewals across our active customers. We believe that the backlog provides clear visibility into potential near-term revenue.

Regional Performance

Egypt: revenue grew by 20% to $16.2 million, in comparison to $13.5 million in FY 2024. Growth was driven by client expansions in manufacturing, financial services, and logistics, with key accounts who are large multinational corporations and government entities continuing to scale. Egypt’s NDR was 126%, demonstrating strong expansion dynamics within the Company’s most established market.

GCC: revenue more than doubled, growing by 122% to $8.0 million, in comparison to $3.6 million in FY 2024. The revenue in the GCC represents 33% of the Group’s revenue, in comparison to 21% of the Group’s revenue in FY 2024.

Within the GCC, the UAE scaled in revenue in FY 2025 from a near-standing start, anchored by several major enterprise wins. Saudi Arabia also grew its client base with 34 active accounts. The GCC remains the Company’s primary growth sector, with recent market entries into Kuwait and Qatar, which are expected to contribute to the GCC’s sector revenue in FY 2026.

Operating Expense Discipline

Operating expenses (General and Administrative and Sales and Marketing combined) declined by 36% to $7.2 million in FY 2025, compared to $11.2 million in FY 2024. As a percentage of revenue, operating expenses decreased from 65% to 30%, representing an improvement that underscores the operating leverage in Swvl’s business model as it scales.

General and Administrative Expenses declined by 39.5% to $6.7 million in FY 2025, in comparison to $11.1 million in FY 2024, driven primarily by a reduction of 43% in staff costs. Professional fees declined by 17%, insurance costs decreased by 57%, and technology costs were reduced by 38% as the Company realized efficiencies from its investment in its proprietary platform.

Selling and Marketing Expenses increased to ~$0.47 million in FY 2025 in comparison to $0.12 million in FY 2024 as the Company invested in building its commercial team, particularly in the UAE, to support GCC market expansion. This investment is already reflected in the UAE’s revenue contribution and the broader GCC growth trajectory.

The combination of 41% revenue growth with 36% cost reduction produced a 94% improvement in operating loss, narrowing to $0.5 million from $8.5 million, positioning Swvl at the threshold of operating profitability.

Balance Sheet and Liquidity

Swvl’s balance sheet strengthened materially during FY 2025. Total assets grew by 22% to $20.0 million in FY 2025, driven by increases in trade receivables (reflecting higher revenue run-rate), intangible assets (reflecting technology investment), and right-of-use assets (reflecting renewed office leases).

Total equity returned to a positive $2.9 million in FY 2025, compared to negative $0.7 million in FY 2024, representing an improvement of $3.6 million, which was driven by the year’s net profit and equity issuances. Working capital turned positive at $1.0 million in FY 2025 after being negative $1.7 million in FY 2024.

Mostafa Kandil, Chief Executive Officer of Swvl, commented:

“We believe that FY 2025 proves that Swvl’s enterprise-first model scales. We grew revenue 41% to $24.2 million, turned profitable, and more than doubled our GCC business. In our view, what makes this inflection durable is the quality underneath it: 84% of revenue is recurring, net dollar retention stands at 128%, and we have $38 million in sales backlog providing a clear line of sight into FY 2026. As we expand across the GCC, the United Kingdom, and the United States, we are aiming to build on a foundation of long-duration enterprise contracts that compound over time.”

Ahmed Misbah, Chief Financial Officer of Swvl, added:

“We believe that FY 2025 results demonstrate that growth and profitability reinforce each other at Swvl. Growing our revenue by 41% while cutting operating expenses by 36% reflects, a business with real operating leverage. Equity is positive again, working capital has turned positive, and our revenue base is structurally stronger than it has ever been.”

Financial Summary:

For FY 2025, Swvl reported revenue of $24.2 million (up 41% from $17.2 million in FY 2024), net income of $1.3 million (compared to a net loss of $10.3 million in FY 2024), gross profit of $4.4 million, and operating expenses of $7.2 million (down 36% from $11.2 million). B2B revenue reached $20.3 million, representing 84% of total revenue. GCC revenue grew 122% to $8.0 million, while Egypt revenue grew 20% to $16.2 million. The Company ended FY 2025 with $4.4 million in cash, positive total equity of $2.9 million, a sales backlog of $38.2 million, and net dollar retention of 128%. Swvl operates across Egypt, Saudi Arabia, the UAE and Kuwait.

Forward-Looking Statements:

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the Company’s ability to grow within its installed customer base without incremental acquisition costs, that the Company’s sales backlog provides clear visibility into potential near-term revenue, the expected contribution of Kuwait and Qatar to the Group’s revenue in FY 2026, that Swvl’s enterprise-first model scales, its expected expansion into new markets, including the United States, the Company’s goal to build on a foundation of long-duration enterprise contracts that compound over time, and the belief that Swvl is a business with real operating leverage.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

About Swvl

Swvl Holdings Corp (NASDAQ: SWVL), is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, and the United Kingdom. For more information, visit www.swvl.com.

Contact:

Investor relations: ir@swvl.com

Ahmed Misbah, CFO of Swvl: ahmed.misbah@swvl.com